SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

This report consists of a press release made by Homex Development Corp. providing additional information regarding the acquisition of Casas Beta, S.A. de C.V. Attached hereto is a copy of the press release dated April 25, 2005.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: April 25, 2005

Homex Releases Additional Information Regarding the Acquisition of Casas Beta, S.A. de C.V.

          CULIACAN, Mexico, April 25 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (“Homex” or the “Company”) (NYSE: HXM, BMV: HOMEX) is today holding a press conference in Mexico City to present the acquisition of Controladora Casas Beta S.A. de C.V. (“Beta”).

Highlights
--	Highly Accretive Acquisition; Homex has agreed to acquire 100% of the equity of Beta for approximately US$194 million which represents a 4.5x 2004 Enterprise Value to EBITDA(1) multiple.

--	Homex Becomes the Largest Homebuilder in Mexico; The Company believes that the combined entity will make Homex the largest homebuilder in Mexico in terms of operating profit and net income.

--

Propels Growth and Profitability; The acquisition will enable Homex to accelerate its growth based upon an expanded operating presence, increased land reserve and the addition of seasoned management resources.

--

Ease of Integration; The management teams of Homex and Beta enjoy excellent, longstanding relationships.  A number of key Beta’s employees will become part of Homex’s senior management team after the transaction is closed.

--

New Paradigm; The Beta acquisition sets a new standard through the use of an internationally traded stock as a component of the acquisition currency.  This is a first for the Mexican homebuilding industry.

          This release is intended to further describe the benefits and salient terms of the previously announced acquisition of Beta by Homex. The acquisition generates a number of significant benefits for Homex.  They include:

          Highly Accretive Acquisition
          Homex has agreed to acquire 100% of the equity of Beta for approximately Ps$2,150 million (US$194 million), which translates to an Enterprise Value of Ps$2,520 million using Beta’s year end 2004 net debt of Ps$370 million.  The valuation represents a 4.5x 2004 Enterprise Value to EBITDA multiple.  This is highly accretive to Homex’s 11.3x 2004 Enterprise Value to EBITDA multiple based on a Homex closing price of Ps$45.25 (ADR of US$24.65) on April 20, the day before the acquisition was announced.

          Homex Becomes the Largest Homebuilder in Mexico
          The Company believes that the combined entity will make Homex the largest homebuilder in Mexico in terms of operating profit and net income.  Once the acquisition is completed, Homex will also be one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana.

Combined Selected Financial Information as of Year-end 2004
(Figures in thousands of constant December 31, 2004 pesos except for units)

INCOME STATEMENT	Homex	Beta	Homex + Beta

Units	21,053	11,055	32,108
Revenues	5,304,031	2,457,551	7,761,582
COGS	3,665,703	1,837,161	5,502,864
Gross Profit	1,638,328	620,390	2,258,718
SG&A	423,690	131,179	554,869
EBIT	1,214,638	550,581	1,703,849
EBITDA	1,255,508	569,152	1,824,660
Net Income	578,402	313,849	892,251
Gross Margin	31%	25%	29%
EBITDA Margin	24%	23%	24%
Net Margin	11%	13%	11%

 (Figures in thousands of constant December 31, 2004 pesos)

BALANCE SHEET	Homex	Beta	Homex + Beta

Cash and Equivalents	539,258	94,421	633,679
Accounts Receivable	3,239,652	1,135,866	4,375,518
Inventory	2,526,062	493,531	3,019,593
Other Assets	523,824	192,280	716,104
Total Assets	6,828,796	1,916,098	8,744,894
Notes Payable to Financial Institution	505,996	464,706	970,702
Accounts Payable	1,643,833	329,137	1,972,970
Other Liabilities	1,084,046	348,070	1,432,116
Total Liabilities	3,233,875	1,141,913	4,375,788
Stockholders Equity	3,594,921	774,185	4,369,106

          Beta has attractive land reserves equal to three years of current sales, consistent with Homex’s land reserves policy.

          The 2005 operating results expected from the combination with Beta supersede the earnings guidance given by Homex at the beginning of the year. Guidance for 2005 for Homex, including the Beta acquisition will be announced as soon as the transaction is closed.

          Propels Growth and Profitability
          The acquisition will enable Homex to accelerate its growth based upon an expanded operating presence, increased land reserves and the addition of seasoned management resources. Homex will also acquire an alternative homebuilding technology, which is expected to enhance growth in existing and prospective markets.

          Beta has historically operated at a level of profitability, similar to that of Homex.  The combined operations of Homex and Beta are the most profitable on a 2004 pro-forma basis.

          The scale of the combined company is expected to create substantial operating and capital efficiencies, including enhanced purchasing power with national suppliers, improved access to capital and administrative cost savings. The profitability of the combined entity is expected to be improved through the application of Homex’s superior operating and information systems.

          Ease of Integration
          The management teams of Homex and Beta enjoy excellent, longstanding relationships.  These relationships are expected to facilitate a timely completion of the transaction and integration process with minimal disruption. A number of key Beta employee’s will become part of Homex’s senior management team as of the closing of the transaction.

          Both companies have already announced the transaction to their personnel and the management teams of both companies have already had a number of meetings in order to prepare for the integration process.  Full integration of the companies is expected to be completed by the fourth quarter of 2005.

          The most important synergies that will result from the combination of the two companies are expected to be in purchasing, working capital and cash flow management, financing, back office and information systems.

          New Paradigm
          Homex created a new model for the housing industry through its IPO dual listing on the New York Stock Exchange and Mexican Bolsa. The Company has embraced the highest corporate standards including Sarbanes-Oxley compliance. The Beta acquisition again sets a new standard through the utilization of an internationally traded stock as a component of the acquisition currency. This is a first for the Mexican homebuilding industry.

          The Company will seek shareholder approval to appoint Mr. Carlos Romano, the principal shareholder of Beta, as a new member of its Board of Directors. Mr. Romano will not have a management position at the Company and will be providing all of his experience and important assistance for the integration process and strategic planning of the combined company going forward.

          Financing the Transaction
          The acquisition of Beta involves the purchase of approximately 53.26% of Beta shares for Ps$1,145 million (US$102.2 million) for cash, followed by a merger of Beta into Homex.  The Company will issue approximately 22.6 million shares valued at approximately Ps$1,005 million (US$91.8 million) to Beta shareholders in connection with the acquisition. The new shares to be issued as a result of the merger do not require a rights offering under Mexican law. Beta shareholders are expected to own approximately 6.7% of Homex after the merger. The new shares will be subject to a three month lock-up and afterwards the Beta shareholders will be subject to usual trading restrictions mandated by the Securities and Exchange Commission (SEC) and the National Banking and Securities Commission in Mexico (CNBV) regulations for affiliates and/or holders of inside information.

          Homex is in the process of securing medium term debt to finance the acquisition at attractive terms and conditions.

          Proforma Net Debt Calculation Considering Acquisition Financing
          After the financing of Ps$1,145 million used to fund the cash portion of the acquisition of Beta and after assuming Ps.$370 million of net debt of Beta, the combined company would have approximately Ps.$1,165 million of operating debt and Ps$1,145 million of medium term acquisition related debt. Considering the combined 2004 proforma EBITDA of more than Ps$1,825 million, the combined company’s 2004 proforma net debt to EBITDA ratio would be approximately 1.27 times. The Company expects this ratio to diminish throughout the year as cash flow increases in the second half of the year in accordance with the seasonality of the industry.

          (Figures in thousands of constant December 31, 2004 pesos)

	Debt	Cash	Net Debt

Homex as of March 2005	1,171,591	377,466	794,125
Beta as of December 2004*	464,706	94,421	370,285
Homex Incremental Acquisition Debt	1,145,000		1,145,000
Total Debt	2,781,297	471,887	2,309,410

*	Using Beta’s available financial information as of December 2004. Beta will release March 2005 financial information before April 30.

          Timetable
          The Company has received the approval of the Board of Directors to finalize the transaction and is currently performing due diligence on Beta. In mid June, after the due diligence is completed both companies will conduct Extraordinary Shareholders Meetings to approve the merger.  The regulatory and creditor approval process is expected to be completed in approximately 45-60 days after the Shareholder Meeting; therefore, the Company expects to close the transaction during late July or early August.  The Company will release more detailed information regarding the transaction after the closing date.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico.  It is one of the most geographically diverse home builders in the country.  Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          About Beta
          Beta is a home development company in Mexico founded in 1997, focused primarily on the affordable-entry level and middle-income segments.  Beta’s operations are concentrated in the metropolitan areas of Mexico City, Monterrey and Tijuana, where it is the second largest homebuilder based on homes sold in 2004.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

(1)	EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                             04/25/2005
          /CONTACT:  Carlos J. Moctezuma, Head of Investor Relations,
+5266-7758-5838, or cmoctezuma@homex.com.mx, or Investor Contacts,
investor.relations@homex.com.mx /
          /Web site:  http://www.homex.com.mx